ROHM AND HAAS	September 3, 2008
Pamela A. Long
Assistant Director
Division of Corporation Finance
Mail Stop 7010
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-0005

Re:	Rohm and Haas Company Preliminary Proxy Statement on Schedule 14A Filed August 1, 2008 File No. 001-03507

Dear Ms. Long:

In connection with responding to the comments of the staff of the Division of Corporate Finance of the Securities Exchange Commission (the “Commission”) that appeared in your letter, dated August 25, 2008, with respect to the filing referenced above, Rohm and Haas Company (“Rohm and Haas”) acknowledges that:

•	Rohm and Haas is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Rohm and Haas may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or comments regarding the foregoing, please contact the undersigned at 215.592.3475.

Very truly yours,

Gail P. Granoff
Chief Compliance and Governance Officer
and Assistant General Counsel